Filed by FSB Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FSB Bancorp, Inc.

Commission File No. 001-37831

FSB Customer FAQ

WHO IS EVANS BANK?

Evans Bank, N.A. is one of New York State’s most highly regarded and well-capitalized community banks. Evans Bank was organized in 1920 by a group of civic-minded citizens in Angola, NY, a southern suburb of Buffalo. A century later, the Bank has evolved into a strong, community based, full-service commercial bank. Evans Bancorp, Inc. is a financial holding company and the parent company of Evans Bank, N.A., a commercial bank with $1.5 billion in assets and $1.3 billion in deposits at September 30, 2019. Evans has 15 branches that provide comprehensive financial services to consumer, business and municipal customers throughout Western New York.

Evans Bancorp's wholly owned insurance subsidiary, The Evans Agency, LLC, provides life insurance, employee benefits, and property and casualty insurance through ten insurance offices in the Western New York region. Evans Investment Services provides non-deposit investment products, such as annuities and mutual funds. Evans Bancorp, Inc. and Evans Bank routinely post news and other important information on their websites, at www.evansbancorp.com and www.evansbank.com. Evans Bancorp, the parent company of Evans Bank, is a publicly held bank holding company and is traded on the NYSE American LLC under the symbol: EVBN.

Community Commitment

Through the years, the Bank has made significant contributions to the growth and development of the communities it serves. These accomplishments would not have been possible without the cooperation, support, and confidence of its depositors. As a good corporate citizen, Evans Bank sponsors and supports numerous philanthropic endeavors with financial support and employee volunteerism.

Will my branch remain open?

Yes, there will be no change to the bank branch locations.

Will the branch hours remain the same?

At this time our hours of operation will remain the same. We will notify you well in advance with any changes in hours.

Can I use an Evans Bank location?

For now, simply bank as usual and continue to use any Fairport Savings Bank branch to do your banking. Once all Fairport accounts are fully integrated into Evans Bank’s systems, you’ll have access to 20 branches in Western New York and over 55,000 surcharge-free ATMs worldwide.

How does this benefit me? Why should I keep my accounts at Evans?

Once the transition to Evans is complete, you will have access to a larger branch network, 55,000 surcharge-free ATMs worldwide as well as a broader array of financial services. All these additional benefits will be delivered with the same exceptional service that you have come to count on from your Fairport Savings Bank team.

Will the terms of my deposit accounts change?

Your CDs and Retirement CDs will continue with the same term and interest rate until maturity. When we complete the integration of your other deposit accounts into the Evans Bank systems, there may be changes to the names and/or features of your account. Any changes will be communicated to you well in advance of the conversion.

What will happen to my mortgage/personal loan?

If you have a loan with Fairport Savings Bank, the terms of your loan will not change under the terms of the loan contract, because they are contractually agreed to in your promissory note. Continue to make your payments as scheduled. Checks should continue to be made payable to Fairport Savings Bank and sent to the same address until further notice.

Will my account continue to receive my direct deposit?

Your direct deposit will continue without interruption.

Will my account number change?

All account numbers will remain the same at this time. We will communicate with you well in advance with specific information about any changes or added features to your accounts.

Can I continue to use my Fairport Savings Bank checks?

You can use your current supply of checks and deposit slips.

Can I continue to use my FSB debit/atm card?

Continue to use your current card as you do today.

Can I continue to use FSB online banking?

Continue to do your on-line banking as you do today. Before we integrate your deposit account(s) on our system, you will be notified as to when to begin using Evans Bank’s online banking system. You’ll receive additional information about your online services in a separate communication.

Are my deposits safe?

Absolutely. Your deposits are safe, sound and readily accessible. Not only are your deposits safe, they will continue to be insured by the FDIC up to the maximum legal limit. Please visit http://www.fdic.gov for additional information regarding FDIC insurance.

What if I have additional questions?

If you have more questions about this transition, simply call our Customer Experience Center at 716-926-3313. A bank representative will be available to answer your questions Monday through Friday 8:00 a.m. to 8:00 p.m. and Saturday from 8:00 a.m. to 4:00 p.m.

Forward-Looking Statements

This document may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. When used in this document, or in the documents incorporated by reference herein, the words “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “look to,” “goal,” “target” and similar expressions identify such forward-looking statements. These forward-looking statements include, without limitation, statements relating to the impact Evans and FSB expect their proposed merger (the “Proposed Transaction”) to have on the combined entities operations, financial condition, and financial results, and Evans’ and FSB’s expectations about their ability to successfully integrate their respective businesses and the amount of cost savings and other benefits Evans and FSB expect to realize as a result of the Proposed Transaction. These forward-looking statements are based largely on the expectations of Evans’ and FSB’s respective management and are subject to a number of risks and uncertainties, including, but not limited to, the possibility that the Proposed Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in Evans’ or FSB’s share price before closing, the risk that the businesses of Evans and FSB will not be integrated successfully, the possibility that the cost savings and any synergies or other anticipated benefits from the Proposed Transaction may not be fully realized or may take longer to realize than expected, disruption from the Proposed Transaction making it more difficult to maintain relationships with employees, customers or other parties with whom Evans or FSB have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of the shares of Evans common stock to be issued in the Proposed Transaction, the reaction to the Proposed Transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of Evans and FSB. We refer you to the additional risk factors that could cause results to differ materially from those described above contained in the Annual Report on Form 10-K filed by Evans for the year ended December 31, 2018, the Annual Report on Form 10-K filed by FSB for the year ended December 31, 2018 and any updates to those risk factors set forth in Evans’ and FSB’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by Evans and FSB with the Securities and Exchange Commission (the “SEC”) and are available on the SEC’s website at www.sec.gov. Because of these and other uncertainties, actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither Evans nor FSB undertakes any obligation, and specifically declines any obligation, to publicly update or revise forward-looking information, whether as a result of new, updated information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, Evans will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of FSB and a prospectus of Evans (the “Proxy Statement/Prospectus”), and each of Evans and FSB may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of FSB. Stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Proposed Transaction carefully and in their entirety when they become available and any other relevant documents filed with the SEC by Evans and FSB, as well as any amendments or supplements to those documents, because they will contain important information about Evans, FSB and the Proposed Transaction.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about Evans and FSB, may be obtained at the SEC’s website, www.sec.gov, when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to Evans Bancorp, Inc., One Grimsby Drive, Hamburg, New York 14075, Attention: Corporate Secretary, Telephone: (716) 926-2000 or to FSB Bancorp, Inc., 45 South Main Street, Fairport, New York 14450, Attention: Corporate Secretary, Telephone: (585) 223-9080, or by accessing Evans’ website at www.evansbank.com under “Investor Relations” or FSB’s website at www.fairportsavingsbank.com under “Investor Relations.” The information on Evans’ and FSB’s websites is not, and shall not be deemed to be, a part of this document or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Evans, FSB and their respective directors, and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of FSB in connection with the Proposed Transaction. Information about Evans’ directors and executive officers is available in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 21, 2019, and information about FSB’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 22, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.